UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GigOptix, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

37517Y103
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

¨ Rule 13d-1(b)

ý Rule 13d-1(c)

¨ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the
Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons.	Enable Capital Management, LLC
		(a) ☐
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) Sole Voting Power	251,149

	(6) Shared Voting Power	0

	(7) Sole Dispositive Power	251,149

	(8) Shared Dispositive Power	0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	251,149

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	¨

(11)	Percent of Class Represented by Amount in Row (9)	4.7%

(12)	Type of Reporting Person (See Instructions)	OO

(1)	Names of Reporting Persons.	Mitchell S. Levine
		(a) ☐
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization	United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) Sole Voting Power	251,149

	(6) Shared Voting Power	0

	(7) Sole Dispositive Power	251,149

	(8) Shared Dispositive Power	0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	251,149

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	¨

(11)	Percent of Class Represented by Amount in Row (9)	4.7%

(12)	Type of Reporting Person (See Instructions)	IN

(1)	Names of Reporting Persons.	Enable Growth Partners, L.P.
		(a) ☐
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) Sole Voting Power	248,899

	(6) Shared Voting Power	0

	(7) Sole Dispositive Power	248,899

	(8) Shared Dispositive Power	0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	248,899

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	¨

(11)	Percent of Class Represented by Amount in Row (9)	4.7%

(12)	Type of Reporting Person (See Instructions)	PN

Item 1(a). Name of Issuer:

                   GigOptix, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

                   2400 Geng Road, Suite 100, Palo Alto, CA 94303

Item 2(a). Names of Persons Filing:

                   Enable Capital Management, LLC

                   Enable Growth Partners, L.P. Mitchell S. Levine

Item 2(b). Address of Principal Business Office or, if none, Residence:

                   The principal business address of the reporting persons is One Ferry Building, Suite 255, San Francisco, CA 94111.

Item 2(c). Citizenship:

                   Reference is made to Item 4 of pages 2, 3 and 4 of this Schedule 13G (this “Schedule”), which Items are incorporated by reference herein.

Item 2(d). Title of Class of Securities:

                   Common Stock, $0.001 par value

Item 2(e). CUSIP Number:

                   37517Y103

Item 3.      If this statement is filed pursuant to §§240.13d -1(b) or 240.13d -2(b) or (c), check whether the person filing is a:

¨	(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
¨	(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
¨	(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
¨	(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
¨	(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
¨	(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
¨	(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
¨	(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
¨	(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
Investment Company Act of 1940 (15 U.S.C. 80a-3);
¨	(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.      Ownership.

               Reference is hereby made to Items 5-9 and 11 of pages 2, 3 and 4 of this Schedule, which Items are incorporated by reference herein.

               The calculation of percentage of beneficial ownership in item 11 of pages 2, 3 and 4 was derived from Lumera Corporation’s (“Lumera”) Form 8-K Current Report filed with the Securities and Exchange Commission on December 3, 2008, in which Lumera stated that the total number of shares of the Issuer’s common stock outstanding following Lumera’s merger into the Issuer on December 9, 2008 will be 5,227,855 shares.

Item 5.      Ownership of Five Percent or Less of a Class

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    X  .

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

               Not Applicable.

Item 7.      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

               Not Applicable

Item 8.      Identification and Classification of Members of the Group

               Not Applicable

Item 9.      Notice of Dissolution of Group

               Not Applicable

Item 10.      Certification

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2009	ENABLE CAPITAL MANAGEMENT, LLC

By: /s/ Mitchell S. Levine
Mitchell S. Levine, its Managing Member

ENABLE GROWTH PARTNERS, L.P.
By: Enable Capital Management, LLC,
its General Partner

By: /s/ Mitchell S. Levine
Mitchell S. Levine, its Managing Member

MITCHELL S. LEVINE

/s/ Mitchell S. Levine
Mitchell S. Levine

EXHIBIT INDEX

Exhibit A	Joint Filing Undertaking	Page 10

EXHIBIT A

JOINT FILING UNDERTAKING

     The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: February 10, 2009	ENABLE CAPITAL MANAGEMENT, LLC

By: /s/ Mitchell S. Levine
Mitchell S. Levine, its Managing Member

ENABLE GROWTH PARTNERS, L.P.
By: Enable Capital Management, LLC,
its General Partner

By: /s/ Mitchell S. Levine
Mitchell S. Levine, its Managing Member

MITCHELL S. LEVINE

/s/ Mitchell S. Levine
Mitchell S. Levine